Exhibit 99.2

FOR IMMEDIATE RELEASE

AutoChina International Reports 2011 Fourth Quarter and Year-end Financial Results

Shijiazhuang, Hebei Province, China – April 5, 2012 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today reported financial results for its fourth quarter and year ended December 31, 2011.

Q4 2011 Financial Highlights (comparisons are year over year)

Total revenues of $107.4 million, compared to $155.9 million

Gross profit of $26.5 million, compared to $25.6 million

Net income of $6.9 million, compared to a net loss of $4.2 million

Adjusted net income of $6.9 million, compared to $10.9 million

Adjusted EBITDA of $16.2 million, compared to $18.2 million

Full-year 2011 Financial Highlights (comparisons are year over year)

Total revenues of $598.1 million, compared to $618.1 million

Gross profit of $107.5 million, compared to $88.0 million

Net income of $26.1 million, compared to a net loss of $62.9 million

Adjusted net income of $43.4 million, compared to $37.5 million

Adjusted EBITDA of $80.0 million, compared to $69.1 million

2011 Operational Highlights

1,804 commercial vehicles leased in the fourth quarter of 2011

10,935 commercial vehicles leased during the year ended December 31, 2011

Company focusing on growing its specialty finance business and service offerings, continuing its geographic expansion, sees continued margin expansion

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “Though AutoChina had to address a difficult set of challenges in 2011, we kept a firm focus on growing our business while remaining committed to providing our customers with quality service. We launched our used commercial vehicle sale-leaseback program in early 2011 and in the fourth quarter of 2011 established an insurance agency business whereby AutoChina intends to broker different insurance products from various carriers to existing and new customers. We also partnered with the Postal Savings Bank of China (“PSBC”), enabling qualified AutoChina customers to access credit cards through PSBC and also make payments to us directly from PSBC branches. Compared to the robust economic growth and heavy-truck demand of 2009 and 2010, 2011 was a year of normalization on both fronts. However, as AutoChina continues to increase its geographic presence across China, we believe that the country’s continuing economic development will remain the primary driver of demand for commercial vehicles in the long term. Further, we remain committed to leveraging the power of the store network we have created to offer a variety of specialty finance and insurance options to individuals throughout China, and continue to seek additional means of diversifying our revenues.”

Operational Review

Heavy Truck Sales

The Company leased 1,804 commercial vehicles in the fourth quarter of 2011, compared to 3,076 in the fourth quarter of 2010.

AutoChina’s commercial vehicle specialty finance business recorded 10,935 new leases during the year ended December 31, 2011, compared to 12,561 new leases in the prior year. The Company continues to maintain a low default rate, as AutoChina realized losses in lease-to-own loans on 169 vehicles, or 1.5%, for loss and accidents during the year ended December 31, 2011. There were 55, or 0.4%, such losses recognized in the previous year.

Value-Added Services

AutoChina also continues to make progress with its higher-margin value-added services (diesel, tires, and insurance) programs. Revenues from value-added services totaled $4.0 million for the year ended December 31, 2011, compared to $1.6 million in the prior-year period.

Used Vehicle Leasing

The Company officially launched its commercial vehicle sale-leaseback program in early 2011 and leased an additional 1,131 used vehicles under this program during the year ended December 31, 2011. Revenues generated from these secondhand commercial vehicle leasing arrangements during 2011 totaled $0.9 million.

Expansion of Specialty Finance Store Network

During the year ended December 31, 2011, the Company opened 206 additional financing and service centers. At December 31, 2011, AutoChina owned and operated 506 financing centers in 26 provinces or province-level regions across China, compared to 300 at December 31, 2010. Out of the 206 new locations, 94 were opened in provinces that did not have an AutoChina presence as of December 31, 2010. The Company now operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

Financial Review

2011 Fourth Quarter

The Company reported revenues for the fourth quarter ended December 31, 2011, of $107.4 million, compared to the $155.9 million reported in the fourth quarter of 2010. The decrease in revenues primarily resulted from lower demand for heavy trucks from the extraordinarily robust levels in 2010, which was partially offset by higher finance and insurance income during the period. The Company reported $83.4 million in commercial vehicle revenues, and $24.0 million, or 22.3% of revenues, related to finance and insurance.

The Company’s cost of sales during the period totaled $80.9 million, with an average cost per commercial vehicle of $44,800. Gross margin increased to 24.7% for the three months ended December 31, 2011, from 16.4% for the prior-year period. The increase in gross margin was due to a higher contribution to revenues from finance and insurance versus direct sales of commercial vehicles.

Net income in the three months ended December 31, 2011, was $6.9 million, or $0.29 earnings per share based on 23.5 million diluted weighted average shares outstanding, compared to a net loss of $4.2 million, or $0.22 earnings per share based on 19.6 million diluted weighted average shares outstanding, in the three months ended December 31, 2010. The year-over-year increase of net income from a net loss position primarily resulted from the decrease of loss on change in fair value of the Earn-out obligation.

Adjusted net income was $6.9 million, compared to $10.9 million for the fourth quarter of 2010.

Adjusted EBITDA for the quarter ended December 31, 2011, was $16.2 million, compared to $18.2 million in the prior-year quarter.

See “Non-GAAP Financial Measures” below for a description of adjusted net income and adjusted EBITDA.

Full-year 2011

For the year ended December 31, 2011, the Company reported revenues of $598.1 million, compared to $618.1 million for 2010. The decrease in revenues was primarily due to lower demand for heavy trucks compared to the high demand levels of 2010. The Company reported $505.6 million in sales of its commercial vehicles, and $92.5 million, or 15.5% of sales, related to finance and insurance. The increase in finance and insurance revenue is due to an increase in the total leasing customer base compared to the prior period.

The Company’s gross profit was $107.5 million for the year ended December 31, 2011, representing a gross margin of 18.0%, an increase from gross margin of 14.2% in 2010, which is primarily due to the increased number of outstanding leasing contracts signed that increased the contribution to monthly finance and insurance income.

Net income for the year ended December 31, 2011, was $26.1 million, or $1.11 earnings per share based on 23.6 million diluted weighted average shares outstanding, compared to a net loss of $62.9 million, or $3.42 per share based on 18.4 million diluted weighted average shares outstanding, for the year ended December 31, 2010. This year-over-year increase was primarily due to the decrease of loss on change in fair value of the Earn-out obligation, significant increase in profits generated from the finance and insurance revenue, and improved gross profit margin.

Adjusted net income was $43.4 million, a 15.8% increase from adjusted net income of $37.5 million in 2010.

Adjusted EBITDA for full-year 2011 increased to $80.0 million, from $69.1 million in the prior-year period.

Balance Sheet Highlights

At December 31, 2011, AutoChina’s cash and cash equivalents (not including restricted cash) were $43.0 million, working capital was $170.7 million, total debt was $230.1 million (including due to affiliates and accounts payable, related parties), and stockholders’ equity was $290.3 million, compared to $30.9 million, $127.4 million, $326.6 million (includes $73.1 million in Earn-out obligation), and $156.8 million, respectively, at December 31, 2010.

Mr. Li concluded, “The Company believes itself to be a partner to individuals and small business owners. By providing access to affordable commercial vehicle ownership, we enable them to transport their high-demand goods all over the vast and rapidly developing Chinese countryside and grow their businesses, which, in turn, enable them to support their families. We remain committed to this vision and will continue to work toward our goal of becoming a vertically integrated specialty finance provider in China.”

About AutoChina International Limited:

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   As of December 31, 2011, the Company owned and operated 506 commercial vehicle financing centers across China, and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT

At the Company

Jason Wang

Chief Financial Officer

(858) 997-0680 / jcwang@autochinaintl.com

Investor Relations

The Equity Group Inc.

Carolyne Yu

Account Executive

(212) 836-9610 / cyu@equityny.com

Adam Prior

Vice President

(212) 836-9606 / aprior@equityny.com

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010
Revenues
Commercial vehicles	$83,422	$136,539	$505,618	$558,004
Finance and insurance	23,998	19,118	92,476	59,405
Agency service, related parties	—	222	—	664
Total revenues	107,420	155,879	598,094	618,073

Cost of sales
Commercial vehicles	638	49,565	86,055	419,383
Commercial vehicles, related parties	80,242	80,749	404,572	110,728
Total cost of sales	80,880	130,314	490,627	530,111

Gross profit	26,540	25,565	107,467	87,962

Operating expenses (income)
Selling and marketing	2,353	2,485	8,055	6,260
General and administrative	10,049	5,915	27,198	17,590
Interest expense	4,157	3,269	15,920	10,512
Interest expense, related parties	1,049	1,576	3,020	6,945
Other expenses (income), net	(596)	147	(3,415)	(789)
Total operating expenses	17,012	13,392	50,778	40,518

Income from operations	9,528	12,173	56,689	47,444

Other income (expense)
Loss on change in fair value of earn-out obligation	—	(15,100)	(17,300)	(100,400)
Interest income	65	—	160	433
Other income (expense), net	65	(15,100)	(17,140)	(99,967)

Income (loss) before income taxes	9,593	(2,927)	39,549	(52,523)

Income tax provision	(2,726)	(1,305)	(13,419)	(10,369)

Net (loss) income	$6,867	$(4,232)	$26,130	$(62,892)
Foreign currency translation adjustment	2,806	3,539	14,072	6,894

Comprehensive income (loss)	$9,673	$(693)	$40,202	$(55,998)

Earnings (loss) per share
Basic	$0.29	$(0.22)	$1.11	$(3.42)
Diluted	$0.29	$(0.22)	$1.11	$(3.42)
Weighted average shares outstanding
Basic	23,538,919	19,619,876	23,538,919	18,415,305
Diluted	23,538,919	19,619,876	23,612,398	18,415,305

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	December 31,
	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$43,019	$30,931
Restricted cash	159	—
Accounts receivable, net of provision for doubtful accounts of $4,830 and $1,464, respectively	25,357	22,101
Inventories	2,529	1,412
Deposits for inventories	105	1,004
Deposits for inventories, related party	14,539	—
Prepaid expenses and other current assets	12,096	8,113
Prepaid interest expenses, related parties	—	604
Due from an affiliate	—	9,000
Current maturities of net investment in direct financing and sales-type leases, net of provision for doubtful accounts of $714 and $281, respectively	329,111	282,108
Total current assets	426,915	355,273

Property, equipment and leasehold improvements, net	3,356	2,669
Deferred income tax assets	1,811	259
Net investment in direct financing and sales-type leases, net of current maturities	114,447	142,005

Total assets	$546,529	$500,206

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS – Continued

(in thousands except share and per share data)

	December 31,
	2011	2010
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to AutoChina of $111,095 and $106,864 as of December 31, 2011 and 2010, respectively)	$149,979	$117,485
Long-term borrowings, current (including long-term borrowings, current of the consolidated VIEs without recourse to AutoChina of $44,438 and nil as of December 31, 2011 and 2010, respectively)	44,438	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $112 and $408 as of December 31, 2011 and 2010, respectively)	404	911
Accounts payable, related parties (including accounts payable, related parties of the consolidated VIEs without recourse to AutoChina of nil and $16,202 as of December 31, 2011 and 2010, respectively)	—	16,202
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $4,415 and $5,626 as of December 31, 2011 and 2010, respectively)	13,652	7,425
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $3,244 and nil as of December 31, 2011 and 2010, respectively)	35,661	77,295
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $508 and $1,014 as of December 31, 2011 and 2010, respectively)	1,152	1,198
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $1,548 and $7,012 as of December 31, 2011 and 2010, respectively)	2,799	7,147
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to AutoChina of $4,764 and $192 as of December 31, 2011 and 2010, respectively)	8,162	192
Total current liabilities	256,247	227,855

Noncurrent liabilities
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to AutoChina of nil and $42,485 as of December 31, 2011 and 2010, respectively)	—	42,485
Earn-out obligation	—	73,100
Total liabilities	256,247	343,440

Commitment and Contingencies

Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued and outstanding – 23,538,919 shares and 19,615,766 shares at December 31, 2011 and 2010, respectively	24	20
Additional paid-in capital	379,952	286,642
Statutory reserves	13,016	6,272
Accumulated losses	(124,349)	(143,735)
Accumulated other comprehensive income	21,639	7,567
Total shareholders’ equity	290,282	156,766

Total liabilities and shareholders’ equity	$546,529	$500,206

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	December 31,
	2011	2010

Cash flow from operating activities:

Net income (loss)	$26,130	$(62,892)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on change in fair value of earn-out obligation	17,300	100,400
Depreciation and amortization	1,420	952
Provision for bad debts	4,271	1,447
Deferred income taxes	6,261	(959)
Stock-based compensation expenses	2,914	3,281

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(5,997)	(20,263)
Notes receivable	—	222
Net investment in direct financing and sales-type leases	2,175	(194,490)
Inventories	(1,024)	(1,255)
Deposits for inventories	923	16,567
Deposits for inventories, related party	(14,177)	—
Prepaid expense and other current assets	(3,511)	(1,828)
Trade notes payable	—	(12,561)
Accounts payable	(536)	(2,756)
Accounts payable, related parties	—	16,104
Other payable and accrued liabilities	5,730	4,229
Customers deposits	(100)	(182)
Income tax payable	(4,568)	4,912

Net cash provided by (used in) operating activities	37,211	(149,072)

Cash flow from investing activities:

Purchase of property, equipment and leasehold improvements	(1,967)	(1,427)
(Increase) decrease) in restricted cash	(155)	12,561
Decrease (increase) in due from an affiliate	9,000	(9,000)

Net cash provided by investing activities	6,878	2,134

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – Continued

(in thousands)

	December 31,
	2011	2010

Cash flow from financing activities:

Proceeds from borrowings	189,850	220,028
Repayments of borrowings	(163,567)	(73,269)
Proceeds from affiliates	320,641	283,311
Repayment to affiliates	(364,175)	(245,988)
Increase in accounts payable, related parties	404,492	451,525
Repayment to accounts payable, related parties	(421,036)	(570,637)
Issue of shares on exercise of warrants	—	10,296
Issue of shares for cash, net of offering costs of $3,758	—	66,242
Shares repurchase	—	(1,630)

Net cash (used in) provided by financing activities	(33,795)	139,878

Net cash provided by (used in) operating, financing and investing activities	10,294	(7,060)

Effect of exchange rate fluctuation on cash and cash equivalents	1,794	1,223

Net increase (decrease) in cash and cash equivalents	12,088	(5,837)

Cash and cash equivalents, beginning of the year	30,931	36,768

Cash and cash equivalents, end of the year	$43,019	$30,931

Non-GAAP Financial Measures ($ in 000s)

A reconciliation of Adjusted Net Income to net income (loss) is provided below:

	Three Months Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010
Net income (loss)	$6,867	$(4,232)	$26,130	$(62,892)
Loss (gain) on change in fair value of earn-out obligation	—	15,100	17,300	100,400
Adjusted Net Income	$6,867	$10,868	$43,430	$37,508

A reconciliation of Adjusted EBITDA to net income (loss) is provided below:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010
Net income (loss)	$6,867	$(4,232)	$26,130	$(62,892)
Interest expenses	5,206	4,845	18,940	17,457
Interest income	(65)	—	(160)	(433)
Income tax provision	2,726	1,305	13,419	10,369
Loss (gain) on change in fair value of earn-out obligation	—	15,100	17,300	100,400
Stock-based compensation	936	967	2,914	3,281
Depreciation & Amortization	539	262	1,420	952
Adjusted EBITDA	$16,209	$18,247	$79,963	$69,134

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted Net Income as net income (loss) before gain (loss) on change in fair value of earn-out obligation and Adjusted EBITDA as net income before interest expense, income taxes, depreciation and amortization, as well as certain other adjustments, including Loss (gain) on change in fair value of earn-out obligation, stock-based compensation and accretion of stock repurchase obligations. Adjusted Net Income and Adjusted EBITDA exclude certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure. Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted Net Income and Adjusted EBITDA, and the material limitations of therein. Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure. Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of these non-GAAP financial measures is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted Net Income and Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted Net Income and Adjusted EBITDA using the same consistent method from quarter to quarter. The accompanying table has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.